

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 8, 2016

Lainie Goldstein
Chief Financial Officer
Take-Two Interactive Software, Inc.
622 Broadway
New York, New York 10012

Re: **Take-Two Interactive Software, Inc.**
           Form 10-K for the Fiscal Year Ended March 31, 2016
           Filed May 19, 2016
           Form 10-Q for the Quarterly Period Ended June 30, 2016
           Filed August 5, 2016
           Form 8-K furnished August 4, 2016
           File No. 001-34003

Dear Ms. Goldstein:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2016

Business

General, page 1

1.   On pages 14 and 16, you disclose that you are required to obtain licenses from Sony and
       Microsoft to develop and publish titles for their respective hardware platforms and that
       each accounted for more than 10% of your net revenue during fiscal 2016. Additionally,
       we note that you have filed publisher license agreements for the Xbox 360, Xbox One
       and PlayStation 3. However, it does not appear that you have filed one for the

PlayStation 4. Please advise. Lastly, in future filings please summarize the material terms of your publisher license agreements with Sony and Microsoft.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 33

2.   We note that during the three months ended March 31, 2016, you changed the estimated service period for Grand Theft Auto V from 24 to 36 months, which materially impacted your results of operations. We further note your disclosure indicating that "determining the estimated service period is subjective and requires management's judgment, therefore, the estimated service period may change in the future." Please tell us what consideration was given to disclosing how you determine estimated service periods for Grand Theft Auto and other franchises, such as the proprietary data and any other factors you evaluate. In this regard, such disclosure would appear to provide greater insight into the quality and variability of information regarding your revenue recognition and operating performance. Refer to Section V of SEC Release No. 33-8350.

Results of Operations, page 41

3.   You state on page 103 that part of the information your CODM considers to make operational decisions and assess financial performance is sales by major product title. Please tell us your consideration to include a discussion of sales by major product title in your results of operations pursuant to Section III.B.1 of SEC Release No. 33-8350. In addition, you discuss the impact of certain titles on the increase in revenue from fiscal 2015 to 2016; however, you only quantify the impact from your Grand Theft Auto franchise. Tell us how you considered quantifying the other factors that impacted such revenues such as higher revenues from Evolve and decreased revenues from Borderlands, The Pre-Sequel and NBA 2K. We refer you to Section III.D of SEC Release No. 33-6835.

Fiscal Years ended March 31, 2016 and 2015

(Benefit from) provision for income taxes, page 44

4.   We note that the impact of foreign tax rate differential on your effective income tax rate was 25.8%, (12.1%) and (10.4%) for fiscal years 2016, 2015 and 2014, respectively. Considering the change in trends, as well as the impact on your effective income tax rate in fiscal 2016, please tell us what consideration was given to including a discussion of the nature of foreign tax rate differential and changes therein. Also, please tell us whether your eligibility to claim the U.K. tax credit is expected to materially impact your tax

provision (benefit) in the future and if so, what consideration was given to disclosing this trend. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 17. Segment and Geographic Information, page 103

5.   Pursuant to ASC 280-10-10-1, the objective of requiring segment disclosures is to provide information about the different types of business activities in which an entity engages and the different economic environments in which it operates. However, we note that your business consists of a single operating segment and you do not present disaggregated information about different components of the company. Please tell us your basis for presenting segment net revenues and segment operating (loss) income, which is essentially presenting measures for the same set of operations that is included in your consolidated financial statements, or revise to remove such disclosures in future filings.

Note 20. Business Reorganization, page 105

6.   Please tell us your consideration to include, for each major type of cost associated with your business reorganization, the disclosures required by ASC 420-10-50-1 in all periods, including interim periods, until the plan is complete. In your response provide us with a breakdown of such costs. In addition, tell us your consideration to include a discussion in MD&A of the expected effects on future earnings and cash flows resulting from such plan, along with the initial period in which those effects are expected to be realized. Refer to SAB Topic 5.P.4.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 30

7.   We note that your 1.00% and 1.75% convertible notes each contain customary terms and covenants. Please tell us whether you were in compliance with all covenants and requirements as of June 30, 2016 and what consideration was given to providing this disclosure in your Form 10-Q. Refer to Section IV.C of SEC Release No. 33-8350.

Form 8-K furnished August 4, 2016

Exhibit 99.1

8.   We note that you exclude the non-cash amortization of discount on convertible notes from your non-GAAP measures as you do not believe such amounts are related to your ongoing business operations. Considering you rely on convertible notes to satisfy your working capital needs, please explain further why the non-cash portion of the interest expense related to such notes would not be considered part of your core operations or revise your explanation accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services